Capital Product Partners L.P. Schedules Fourth Quarter 2015
Earnings Release, Conference Call and Webcast

ATHENS, GREECE -- (Marketwired) – 01/15/16 -- Capital Product Partners L.P. (the "Partnership") (NASDAQ: CPLP), an international diversified shipping partnership, announced today that before the NASDAQ market opens on Friday, January 29, 2016, it will release financial results for the fourth quarter ended December 31, 2015.

On the same day, Friday, January 29, 2016, the Partnership will host an interactive conference call at 10:00am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 5, 2016 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 34 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, nine post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.